August 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re:	Nucor Corporation

Registration Statement on Form S-4 filed August 19, 2021

(File No. 333-258923)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nucor Corporation hereby requests that the above-referenced registration statement be made effective at 4:00 p.m., Eastern Time, on Thursday, August 26, 2021, or as soon as practicable thereafter.

Please contact Wade B. Sample, Jr. of Moore & Van Allen PLLC at (704) 331-3785 with any questions you may have concerning this request. In addition, please notify Mr. Sample when this request for acceleration has been granted.

Thank you for your attention to this matter.

Very truly yours,

NUCOR CORPORATION

By:	/s/ Gregory J. Murphy

Name:	Gregory J. Murphy
Title:	Executive Vice President of Business Services and General Counsel

cc:	Wade B. Sample, Jr., Moore & Van Allen PLLC